Exhibit 99.3

SOPHiA GENETICS Reports Third Quarter 2021 Financial Results and Raises 2021 Guidance

Third quarter year-over-year revenue growth of 45%; executed Master Alliance Agreement with GE Healthcare

BOSTON and LAUSANNE, Switzerland, November 10, 2021 — SOPHiA GENETICS SA (Nasdaq: SOPH), today reported financial results for the third quarter ended September 30, 2021.

Recent Highlights

•	Revenue was $10.4 million for the third quarter, representing a 45% increase over the corresponding period of 2020

•	Following a previous letter of intent with GE Healthcare, executed a final Master Alliance Agreement under which we will be working together with GE on a variety of oncology opportunities in the healthcare market and will collaborate on different initiatives and projects

•	Total recurring platform customers grew from 367 in the second quarter of this year to 375 customers in the third quarter. Net dollar retention for the rolling twelve-month period improved to 137%, indicating that we are growing our revenue generated from existing customers net of churn

•	Continued to see momentum in customer adoption with both clinical customers, such as City of Hope and Institut Gustave Roussy, and biopharma customers, such as AstraZeneca

“I am proud of our solid execution across our organization this quarter, as year-over-year revenue again grew significantly and as we continue to make progress in entering into exciting new relationships and expanding on existing ones,” said Jurgi Camblong, Co-Founder and CEO of SOPHiA GENETICS. “There is much to look forward to at SOPHiA, including our exciting progress in HRD, growing penetration in North America, expanding opportunities with biopharma partners, and potential inorganic growth opportunities. I am immensely proud of what we have accomplished at SOPHiA and continue to be even more optimistic about what lies ahead of us. 2021 has been and continues to be a momentous year for our organization, and we remain confident in our objectives and mission going forward.”

Third Quarter 2021 Financial Results

Total revenue for the third quarter of 2021 was $10.4 million compared to $7.2 million for the third quarter of 2020, representing a 45% increase. The increase in revenue for the third quarter 2021 was primarily driven by new customers onboarded onto our platform and improved usage rates across our existing customers.

Gross profit in the third quarter of 2021 was $6.5 million, an increase of 53% compared to a gross profit of $4.3 million in the third quarter of 2020. Gross profit margin was 63% in the third quarter of 2021 as compared to 60% in the third quarter of 2020. Adjusted gross margin was 65% in the third quarter of 2021 after adjusting for the capitalization of our software development expenses. Gross margins improved year-over-year as a result of continued improvements in managing computational and storage-related costs, while adjusted gross margins remained relatively stable.

Total operating expenses for the third quarter of 2021 were $27.0 million compared to $13.7 million in the third quarter of 2020.

R&D expenses for the third quarter of 2021 were $7.7 million, compared to $5.0 million in the third quarter of 2020. This was primarily due to an increase in employee-related expenses for R&D initiatives related to the development of new products and applications.

Sales and marketing expenses for the third quarter of 2021 were $7.7 million, compared to $4.1 million in the third quarter of 2020. The increase was primarily due to an increase in headcount related expenses, commissions and sales related costs and higher variable expenses, including marketing and travel-related expenses, as COVID-19 restrictions continue to be lifted.

General and administrative expenses for the third quarter of 2021 were $11.7 million, compared to $4.6 million in the third quarter of 2020. This increase was primarily driven by the continued scale-up of the organization, the development of quality-related initiatives to support a potential expansion of the business into more regulated markets, increased share-based compensation expenses related to the IPO, and IPO and new public company-related expenses.

Operating loss in the third quarter of 2021 was $20.5 million, compared to $9.4 million in the third quarter of 2020.

Net loss in the third quarter of 2021 was $21.2 million or 35 cents per share, compared to $10.5 million or 24 cents per share in the third quarter of 2020.

Adjusted net loss in the third quarter of 2021 was $18.0 million or 30 cents per share, compared to $9.0 million or 20 cents per share in the third quarter of 2020.

Cash and cash equivalents and term deposits and short-term investments were $280.6 million as of September 30, 2021.

2021 Outlook

SOPHiA Genetics now expects full year revenue for 2021 to be greater than $40 million, representing growth of at least 41% over the prior year.

Agreement with GE Healthcare

In July, SOPHiA entered into a letter of intent with GE Healthcare, and we have now executed a final Master Alliance Agreement. Under this agreement, we will be working together with GE on a variety of opportunities in the healthcare market and will collaborate on different initiatives and projects in the fields of digital oncology and radiogenomic analysis. The first projects SOPHiA and GE Healthcare are working on together relate to the creation of infrastructure to integrate data between GE’s Edison platform and the SOPHiA DDM platform, as well as a commercial collaboration focused on co-marketing and pilot site recruitment in the digital oncology and radiogenomic analysis space.

We also intend to work together to combine SOPHiA’s and GE’s existing capabilities to jointly develop and provide multimodal analytics.

Webcast and Conference Call Information

SOPHiA GENETICS will host a conference call to discuss the third quarter 2021 financial results, business developments and outlook before market open on Wednesday, November 10, 2021 at 8:30 AM Eastern Time / 2:30 PM Central European Time. Live audio of the webcast will be available on the “Investors” section of the company website at: ir.sophiagenetics.com.

About SOPHiA GENETICS

SOPHiA GENETICS is a healthcare technology company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM™ Platform, a cloud-based SaaS platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. The SOPHiA DDM™ Platform and related solutions, products and services are currently used by more than 780 hospital, laboratory, and biopharma institutions globally.

More info: SOPHiAGENETICS.COM; follow @SOPHiAGENETICS on Twitter.

Non-IFRS Financial Measures

To provide investors with additional information regarding our financial results, we have disclosed here and elsewhere in this earnings release the following non-IFRS measures:

•	Adjusted cost of revenue, which we calculate as cost of revenue adjusted to exclude amortization of capitalized research and development expenses and expenses associated with the write-off of custom inventory related to the cancellation of a contract due to the acquisition of the customer;

•	Adjusted gross profit, which we calculate as revenue minus adjusted cost of revenue;

•	Adjusted gross profit margin, which we calculated as adjusted gross profit as a percentage of revenue;

•	Adjusted operating loss, which we calculate as operating loss adjusted to exclude those adjustments made to calculate adjusted cost of revenue, amortization of intangible assets, share-based compensation expense, non-cash portion of pensions expense paid in excess of actual contributions to match the actuarial expense, and non-recurring expenses related to the IPO that were not capitalized;

•	Adjusted finance income (expense), net, which we calculate as finance income (expense), net adjusted to exclude changes in the fair valuation of the derivative tied to the success fee we paid to TriplePoint Capital LLC upon completion of our initial public offering;

•	Adjusted loss for the period, which we calculate as loss for the period adjusted to exclude those adjustments made to calculate adjusted cost of revenue, adjusted operating loss and adjusted finance income (expense); and

•	Adjusted loss per share, which we calculate as adjusted net loss divided by the weighted-average number of shares.

These non-IFRS measures are key measures used by our management and board of directors to evaluate our operating performance and generate future operating plans. The exclusion of certain expenses facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and certain variable charges. Accordingly, we believe that these non-IFRS measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

These non-IFRS measures have limitations as financial measures, and you should not consider them in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•	These non-IFRS measures exclude the impact of amortization of capitalized research and development expenses and intangible assets. Although amortization is a non-cash charge, the assets being amortized may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;

•	These non-IFRS measures exclude the impact of expenses associated with the write-off of custom inventory related to the cancellation of a customer contract due to the acquisition of the customer. Although we do not expect custom inventory write-offs to be a recurring event, such write-offs may occur from time to time;

•	These non-IFRS measures exclude the impact of share-based compensation expenses. Share-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy;

•	These non-IFRS measures exclude the impact of the non-cash portion of pensions paid in excess of actual contributions to match actuarial expenses. Pension expenses have been, and will continue to be for the foreseeable future, a recurring expense in our business;

•	These non-IFRS measures exclude the impact of non-recurring expenses related to our IPO, which are cash expenditures, and we expect to incur financing expenses from time to time;

•	These non-IFRS measures exclude the impact of changes in fair value of the derivative associated with the fee paid to TriplePoint Capital LLC in connection with the completion of our IPO; and

•	Other companies, including companies in our industry, may calculate these non-IFRS measures differently, which reduces their usefulness as comparative measures.

Because of these limitations, you should consider these non-IFRS measures alongside other financial performance measures, including various cash flow metrics, net income and our other IFRS results.

The tables below provide the reconciliation of the most comparable IFRS measures to the non-IFRS measures for the periods presented.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, products and technology, partnerships and collaborations, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Media Contact:
Eliza Bamonti

ebamonti@sophiagenetics.com

Investor Contact:

ir@sophiagenetics.com

SOPHiA GENETICS SA

Interim Condensed Consolidated Statement of Loss

(Amounts in USD thousands, except per share data)

(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Revenue	$10,359	$7,168	$29,513	$20,565
Cost of revenue	(3,815)	(2,901)	(11,122)	(7,764)
Gross profit	6,544	4,267	18,391	12,801
Research and development costs	(7,655)	(5,021)	(20,220)	(13,417)
Selling and marketing costs	(7,706)	(4,066)	(20,161)	(13,204)
General and administrative costs	(11,689)	(4,617)	(28,546)	(12,141)
Other operating income (expense), net	4	6	56	(139)
Operating loss	(20,502)	(9,431)	(50,480)	(26,100)
Finance income (expense), net	(263)	(1,039)	(1,128)	(2,726)
Loss before income taxes	(20,765)	(10,470)	(51,608)	(28,826)
Income tax (expense)	(478)	4	(693)	(32)
Loss for the period	(21,243)	(10,466)	(52,301)	(28,858)
Attributable to the owners of the parent	$(21,243)	$(10,466)	$(52,301)	$(28,858)
Loss per share
Basic and diluted loss per share	$(0.35)	$(0.24)	$(1.00)	$(0.71)

SOPHiA GENETICS SA

Interim Condensed Consolidated Statement of Comprehensive Loss

(Amounts in USD thousands)

(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Loss for the period	$(21,243)	$(10,466)	$(52,301)	$(28,858)
Other comprehensive loss:
Items that may be reclassified to loss (net of tax)
Currency translation differences	(2,993)	2,305	(7,714)	2,505
Total items that may be reclassified to loss	$(2,993)	$2,305	$(7,714)	$2,505
Other comprehensive income (loss) for the period	$(2,993)	$2,305	$(7,714)	$2,505
Total comprehensive loss for the period	$(24,236)	$(8,161)	$(60,015)	$(26,353)
Attributable to owners of the parent	$(24,236)	$(8,161)	$(60,015)	$(26,353)

SOPHiA GENETICS SA

Interim Condensed Consolidated Balance Sheet

(Amounts in USD thousands)

	(Unaudited)
	September 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$209,990	$74,625
Term deposits and short-term investments	70,566	22,720
Accounts receivable, net	7,948	6,363
Inventory	4,502	3,384
Prepaids and other current assets	7,819	2,602
Total current assets	300,825	109,694
Non-current assets
Property and equipment, net	4,045	1,772
Intangible assets, net	14,331	13,282
Right-of-use assets	11,536	3,767
Deferred tax asset	1,623	2,114
Other non-current assets	2,558	1,486
Total non-current assets	34,093	22,421
Total assets	$334,918	$132,115
Liabilities and equity
Current liabilities
Accounts payable	$8,759	$5,907
Accrued expenses	12,641	9,081
Deferred contract revenue	4,742	2,642
Current portion of borrowings	—	2,873
Current portion of lease liabilities	1,388	1,036
Other current liabilities	227	48
Total current liabilities	27,757	21,587
Non-current liabilities
Deferred contract revenue, net of current portion	134	142
Borrowings, net of current portion	—	457
Lease liabilities, net of current portion	11,562	2,883
Defined benefit pension liabilities	5,293	5,158
Other non-current liabilities	477	1,378
Total non-current liabilities	17,466	10,018
Total liabilities	45,223	31,605
Equity
Share capital	3,328	2,460
Share premium	470,887	227,429
Other reserves	5,460	8,300
Accumulated deficit	(189,980)	(137,679)
Total equity	289,695	100,510
Total liabilities and equity	$334,918	$132,115

SOPHiA GENETICS SA

Interim Condensed Consolidated Statement of Cash Flows

(Amounts in USD thousands)

(Unaudited)

	For the nine months ended September 30,
	2021	2020
Operating activities
Loss before tax	$(51,608)	$(28,826)
Adjustments for non-monetary items
Depreciation	1,595	1,310
Amortization	785	437
Interest expense	2,297	901
Interest income	(13)	(89)
Gain on TriplePoint success fee	(430)	—
Expected credit loss allowance	(657)	546
Share-based compensation	4,874	994
Intangible assets write-off	—	218
Movements in provisions, pensions, and government grants	1,221	732
Research tax credit	(413)	(565)
Working capital changes
(Increase) decrease in accounts receivable	(1,168)	1,904
(Increase) decrease in prepaids and other current assets	(5,519)	925
Increase in inventory	(1,326)	(62)
Increase (decrease) in accounts payables, accrued expenses, deferred contract revenue, and other liabilities	8,111	(322)
Cash used in operating activities
Income tax refund received	90	150
Interest paid	(368)	(739)
Interest received	9	88
Net cash flows used in operating activities	(42,520)	(22,398)
Investing activities
Purchase of property and equipment	(2,532)	(270)
Acquisition of intangible assets	(132)	(300)
Capitalized development costs	(2,530)	(1,830)
Proceeds upon maturity of term deposits and short-term investments	10,968	—
Purchase of term deposits and short-term investments	(61,421)	—
Net cash flow used in investing activities	(55,647)	(2,400)
Financing activities
Proceeds from exercise of share options	4,527	346
Proceeds from issuance of share capital, net of transaction costs	—	107,643
Proceeds from initial public offering, net of transaction costs	211,907	—
Proceeds from greenshoe, net of transaction costs	8,488	—
Proceeds from private placement, net of transaction costs	19,648	—
Payment of TriplePoint success fee	(2,468)	—
Proceeds from borrowings	—	15,646
Repayments of borrowings	(3,167)	(14,183)
Payments of principal portion of lease liabilities	(715)	(728)
Net cash flow provided in financing activities	238,220	108,724
Increase in cash and cash equivalents	140,053	83,926
Effect of exchange differences on cash balances	(4,688)	2,539
Cash and cash equivalents at beginning of the period	74,625	18,069
Cash and cash equivalents at end of the period	$209,990	$104,534

SOPHiA GENETICS SA

Reconciliation of IFRS to Adjusted Cost of Revenue

(Amounts in USD thousands)

(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Cost of revenue	$(3,815)	$(2,901)	$(11,122)	$(7,764)
Amortization of capitalized research and development expenses (1)	$152	$—	$329	$—
Custom inventory write-off (2)	$—	$419	$—	$419
Adjusted cost of revenue	$(3,663)	$(2,482)	$(10,793)	$(7,345)

Reconciliation of IFRS to Adjusted Gross Profit and Gross Profit Margin

(Amounts in USD thousands, except percentages)

(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Revenue	$10,359	$7,168	$29,513	$20,565
Cost of revenue	$(3,815)	$(2,901)	$(11,122)	$(7,764)
Gross profit	$6,544	$4,267	$18,391	$12,801
Amortization of capitalized research and development expenses (1)	$152	$—	$329	$—
Custom inventory write-off (2)	$—	$419	$—	$419
Adjusted Gross Profit	$6,696	$4,686	$18,720	$13,220

Gross profit margin	63%	60%	62%	62%
Amortization of capitalized research and development expenses (1)	2%	—%	1%	—%
Custom inventory write-off (2)	—%	5%	—%	2%
Adjusted gross profit margin	65%	65%	63%	64%

SOPHiA GENETICS SA

Reconciliation of IFRS to Adjusted Operating Loss

(Amounts in USD thousands)

(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Operating loss	$(20,502)	$(9,431)	$(50,480)	$(26,100)
Amortization of capitalized research and development costs (1)	$152	$—	$329	$—
Custom inventory write-off (2)	$—	$419	$—	$419
Amortization of intangible assets (3)	$143	$174	$456	$437
Share-based compensation expense (4)	$3,038	$410	$4,874	$994
Non-cash pension expense (5)	$187	$381	$522	$954
Non-recurring IPO-related expenses (6)	$—	$—	$323	$—
Adjusted operating loss	$(16,982)	$(8,047)	$(43,976)	$(23,296)

Reconciliation of IFRS to Adjusted Income (Expense), Net

(Amounts in USD thousands)

(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Finance income (expense), net	$(263)	$(1,039)	$(1,128)	$(2,726)
Change in fair value of derivative (7)	$(254)	$(40)	$1,444	$(280)
Adjusted finance income (expense), net	$(517)	$(999)	$316	$(2,446)

SOPHiA GENETICS SA

Reconciliation of IFRS to Adjusted Loss for the Period and Loss per Share

(Amounts in USD thousands, except per share and share data)

(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Loss for the period	$(21,243)	$(10,466)	$(52,301)	$(28,858)
Amortization of capitalized research and development costs (1)	$152	$—	$329	$—
Custom inventory write-off (2)	$—	$419	$—	$419
Amortization of intangible assets (3)	$143	$174	$456	$437
Share-based compensation expense (4)	$3,038	$410	$4,874	$994
Non-cash pension expense (5)	$187	$381	$522	$954
Non-recurring IPO-related expenses (6)	$—	$—	$323	$—
Change in fair value of derivative (7)	$(254)	$40	$1,444	$280
Adjusted loss for the period	$(17,977)	$(9,042)	$(44,353)	$(25,774)
Loss per share
Basic and diluted loss per share	$(0.35)	$(0.24)	$(1.00)	$(0.71)
Adjusted basic and diluted loss per share	$(0.30)	$(0.20)	$(0.85)	$(0.64)
Number of shares used in computing basic and diluted loss per share	60,172,641	44,406,845	52,415,936	40,545,497

Notes to the Reconciliation of IFRS to Adjusted Financial Measures Tables

(1)	Amortization of capitalized research and development expenses consists of software development costs amortized using the straight-line method over an estimated life of five years. These expenses do not have a cash impact but remain a recurring expense generated over the course of our research and development initiatives.

(2)	Custom inventory write-off consists of expenses associated with the write-off of inventory related to the cancellation of a customer contract due to the acquisition of the customer. The inventory was specifically procured to satisfy a contract and could not be liquidated, sold, or otherwise marketed to other customers due to the nature of the contract. Given the unusual nature of the cancellation, and overall scarcity of contract cancellations, these expenses are not expected to be a recurring event in our business.

(3)	Amortization of intangible assets consists of costs related to intangible assets amortized over the course of their useful lives. These expenses do not have a cash impact but we could continue to generate such expenses through future capital investments.

(4)	Share-based compensation expense represents the cost of equity awards issued to our directors, officers, and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These expenses do not have a cash impact but remain a recurring expense for our business and represent an important part of our overall compensation strategy.

(5)	Non-cash pension expense consists of the amount recognized in excess of actual contributions made to our defined pension plans to match actuarial expenses calculated for IFRS purposes. The difference represents a non-cash expense but remain a recurring expense for our business as we continue to make contributions to our plans for the foreseeable future.

(6)	Non-recurring IPO-related expenses represent expenses incurred for our initial public offering that were not capitalized and are not expected to be recurring during the ordinary course of our business.

(7)	Change in fair value of derivative consists of changes in the fair valuation of the derivative related to the success fee owed to TriplePoint Capital LLC upon the completion of our initial public offering. We paid the fee in cash in September and ceased to continue to incur associated expenses.